UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

FORWARD-LOOKING STATEMENTS

This Form 6-K may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters, including with respect to the proposed sale of the Gaming & Digital businesses to funds managed by affiliates of Apollo Global Management, Inc. (NYSE: APO) (“Apollo”) (the “Apollo Funds”). These statements may discuss goals, intentions, and expectations as to future plans and strategies, transactions, including the divestiture of Gaming & Digital, trends, events, dividends, results of operations, and/or financial condition or measures, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “outlook,” “possible,” “potential,” “predict,” “project,” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in Item 1A. included herein, the Company’s annual report on Form 20-F for the financial year ended December 31, 2023 (including in “Item 3.D. Risk Factors”), and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company’s business, including the discussion provided in Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations. Nothing in this Form 6-K is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this Form 6-K are qualified in their entirety by this cautionary statement.

PART I.     FINANCIAL INFORMATION

ITEM 1.     Condensed Consolidated Financial Statements (Unaudited)

INTERNATIONAL GAME TECHNOLOGY PLC

International Game Technology PLC
Condensed Consolidated Balance Sheets
(Unaudited, $ and shares in millions, except per share amounts)

	Notes	June 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents		438	572
Restricted cash and cash equivalents		121	167
Trade and other receivables, net	5	651	685
Inventories, net	6	310	317
Other current assets		443	382
Total current assets		1,963	2,123
Systems, equipment and other assets related to contracts, net		895	928
Property, plant and equipment, net		120	119
Operating lease right-of-use assets		216	230
Goodwill		4,485	4,507
Intangible assets, net		1,492	1,555
Other non-current assets		871	1,004
Total non-current assets		8,080	8,342
Total assets		10,042	10,465

Liabilities and shareholders' equity
Current liabilities:
Accounts payable		695	797
Current portion of long-term debt	7	713	—
Short-term borrowings	7	—	16
Other current liabilities		923	879
Total current liabilities		2,331	1,691
Long-term debt, less current portion	7	4,833	5,655
Deferred income taxes		349	344
Operating lease liabilities		199	214
Other non-current liabilities		453	609
Total non-current liabilities		5,835	6,821
Total liabilities		8,166	8,513
Commitments and contingencies	8
Shareholders’ equity
Common stock, par value $0.10 per share; 209 shares issued and 202 shares outstanding at June 30, 2024; 207 shares issued and 200 shares outstanding at December 31, 2023		21	21
Additional paid-in capital		1,990	2,065
Retained deficit		(885)	(1,008)
Treasury stock, at cost; 7 shares at June 30, 2024 and December 31, 2023		(156)	(156)
Accumulated other comprehensive income	10	532	521
Total IGT PLC’s shareholders’ equity		1,503	1,443
Non-controlling interests		374	510
Total shareholders’ equity		1,877	1,952
Total liabilities and shareholders’ equity		10,042	10,465

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

International Game Technology PLC
Condensed Consolidated Statements of Operations
(Unaudited, $ and shares in millions, except per share amounts)

		For the three months ended June 30,		For the six months ended June 30,
	Notes	2024	2023	2024	2023
Service revenue	12	837	835	1,709	1,681
Product sales	12	213	220	408	435
Total revenue		1,049	1,055	2,117	2,116
Cost of services		411	402	823	800
Cost of product sales		130	131	248	258
Selling, general and administrative		199	208	407	425
Research and development		53	60	108	122
Separation and divestiture costs		26	3	44	3
Total operating expenses		819	805	1,631	1,610
Operating income	12	230	251	486	506
Interest expense, net	7	73	71	145	141
Foreign exchange loss (gain), net		—	5	(15)	32
Other non-operating expense (income), net		1	(2)	3	2
Total non-operating expenses		74	75	132	176
Income before provision for income taxes	9	156	176	353	330
Provision for income taxes	9	71	86	141	173
Net income		85	90	213	157
Less: Net income attributable to non-controlling interests		43	44	89	88
Net income attributable to IGT PLC	11	42	46	123	69

Net income attributable to IGT PLC per common share - basic	11	0.21	0.23	0.61	0.35
Net income attributable to IGT PLC per common share - diluted	11	0.20	0.23	0.61	0.34

Weighted-average shares - basic	11	201	200	201	200
Weighted-average shares - diluted	11	203	203	203	202

 The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

International Game Technology PLC
Condensed Consolidated Statements of Comprehensive Income
(Unaudited, $ in millions)

		For the three months ended June 30,		For the six months ended June 30,
	Notes	2024	2023	2024	2023
Net income		85	90	213	157
Foreign currency translation adjustments, net of tax	10	1	—	(9)	2
Unrealized gain (loss) on hedges, net of tax	10	—	1	2	(1)
Other comprehensive income (loss), net of tax		1	1	(8)	1
Comprehensive income		86	91	205	158
Less: Comprehensive income attributable to non-controlling interests		40	43	70	94
Comprehensive income attributable to IGT PLC		45	47	135	65

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

International Game Technology PLC
Condensed Consolidated Statements of Cash Flows
(Unaudited, $ in millions)

		For the six months ended June 30,
	Notes	2024	2023
Cash flows from operating activities
Net income		213	157
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation		144	151
Amortization		111	110
Amortization of upfront license fees		100	100
Stock-based compensation		22	23
Deferred income taxes		12	55
Foreign exchange (gain) loss, net		(15)	32
Other non-cash items, net		3	9
Changes in operating assets and liabilities:
Trade and other receivables		24	6
Inventories		7	(63)
Accounts payable		(71)	(7)
DDI / Benson Matter provision		—	(220)
Accrued interest payable		(13)	(4)
Accrued income taxes		3	64
Other assets and liabilities		(75)	(68)
Net cash provided by operating activities		463	345

Cash flows from investing activities
Capital expenditures		(185)	(193)
Other		5	3
Net cash used in investing activities		(180)	(190)

Cash flows from financing activities
Net (repayments of) proceeds from Revolving Credit Facilities		(37)	473
Net payments on financial liabilities		(64)	(6)
Net (payments of) proceeds from short-term borrowings		(16)	—
Payments on license obligations		(14)	(8)
Principal payments on long-term debt		—	(462)
Dividends paid		(80)	(80)
Dividends paid - non-controlling interests		(162)	(152)
Return of capital - non-controlling interests		(45)	(46)
Other		(14)	(23)
Net cash used in financing activities		(433)	(303)

Net decrease in cash and cash equivalents and restricted cash and cash equivalents		(149)	(149)
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents		(31)	7
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period		739	740
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period		558	599

Supplemental Cash Flow Information
Interest paid		162	148
Income taxes paid		126	54

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

International Game Technology PLC
Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited, $ in millions)

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2023	21	2,065	(1,008)	(156)	521	1,443	510	1,952

Net income	—	—	82	—	—	82	47	128
Other comprehensive income (loss), net of tax	—	—	—	—	8	8	(16)	(9)
Total comprehensive income	—	—	82	—	8	90	30	120

Capital increase	—	—	—	—	—	—	2	2
Stock-based compensation	—	11	—	—	—	11	—	11
Return of capital	—	—	—	—	—	—	(27)	(27)
Dividends declared	—	(40)	—	—	—	(40)	(161)	(201)
Balance at March 31, 2024	21	2,036	(926)	(156)	529	1,504	354	1,858

Net income	—	—	42	—	—	42	43	85
Other comprehensive income (loss), net of tax	—	—	—	—	4	4	(3)	1
Total comprehensive income	—	—	42	—	4	45	40	86

Stock-based compensation	—	11	—	—	—	11	—	11
Shares issued under stock award plans	—	(17)	—	—	—	(17)	—	(17)
Return of capital	—	—	—	—	—	—	(18)	(18)
Dividends declared	—	(40)	—	—	—	(40)	(2)	(42)
Balance at June 30, 2024	21	1,990	(885)	(156)	532	1,503	374	1,877

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2022	21	2,199	(1,164)	(156)	529	1,429	550	1,979

Net income	—	—	23	—	—	23	44	67
Other comprehensive (loss) income, net of tax	—	—	—	—	(5)	(5)	6	1
Total comprehensive income (loss)	—	—	23	—	(5)	18	50	68

Capital increase	—	—	—	—	—	—	26	26
Stock-based compensation	—	11	—	—	—	11	—	11
Return of capital	—	—	—	—	—	—	(27)	(27)
Dividends declared	—	(40)	—	—	—	(40)	(149)	(189)
Balance at March 31, 2023	21	2,170	(1,141)	(156)	524	1,417	450	1,867

Net income	—	—	46	—	—	46	44	90
Other comprehensive income, net of tax	—	—	—	—	1	1	—	1
Total comprehensive income	—	—	46	—	1	47	43	91

Stock-based compensation	—	12	—	—	—	12	—	12
Shares issued under stock award plans	—	(10)	—	—	—	(9)	—	(9)
Return of capital	—	—	—	—	—	—	(18)	(18)
Dividends declared	—	(40)	—	—	—	(40)	(2)	(42)
Balance at June 30, 2023	21	2,132	(1,095)	(156)	525	1,427	473	1,900

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

International Game Technology PLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

1.    Description of Business

International Game Technology PLC (the “Parent”), together with its consolidated subsidiaries (collectively referred to as “IGT PLC,” the “Company,” “we,” “our,” or “us”), is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries to Gaming Machines, Digital Gaming and Sports Betting.

We operate and provide an integrated portfolio of innovative gaming technology products and services including online and instant lottery systems, iLottery, instant ticket printing, lottery management services, gaming systems, electronic gaming machines, iGaming and sports betting.

2.    Summary of Significant Accounting Policies

Basis of Preparation

The accompanying Condensed Consolidated Financial Statements and notes of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, these interim financial statements do not include all of the information and note disclosures required by GAAP for complete financial statements, but reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the interim period results. The year-end Condensed Consolidated Balance Sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP. These Condensed Consolidated Financial Statements should be read in conjunction with the consolidated financial statements and related notes included in our annual report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on March 12, 2024 (the “2023 Form 20-F”).

Our Condensed Consolidated Financial Statements are stated in millions of United States (“U.S.”) dollars, except per share data or unless otherwise indicated, and are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

Change in Segment Reporting

During the first quarter of 2024, our chief operating decision maker, who is also our Chief Executive Officer, determined to change the information that he regularly reviews for purposes of allocating resources and assessing financial performance, prompting a change in our operating segments and reporting units. As a result, beginning in the first quarter of 2024, we report our financial performance based on our new operating segments described in Note 12. Segment Information. We have recast our historically presented comparative segment information to conform to the way we internally manage and monitor segment performance as of the first quarter of 2024 and for all subsequent periods. This change primarily impacted Note 12. Segment Information, with no impact on consolidated revenue, net income, or cash flows.

The change in reporting structure does not change the composition of our reporting units, as we are simply combining two reporting units into one, therefore we are not required to reallocate goodwill to the reporting units.

Use of Estimates

The preparation of our Condensed Consolidated Financial Statements requires us to make estimates, judgments, and assumptions which affect the reported amounts of assets, liabilities, equity, revenues and expenses, and related disclosure of contingent liabilities. We evaluate our estimates, judgments, and methodologies on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenues and expenses. Accordingly, actual results and outcomes could differ from those estimates.

Significant Accounting Policies

There have been no material changes to our significant accounting policies described in Note 2 - Summary of Significant Accounting Policies, in our 2023 Form 20-F.

Accounting Pronouncements

The Company closely monitors all Accounting Standard Updates (“ASUs”) issued by the Financial Accounting Standards Board (“FASB”) and other authoritative guidance. During the six months ended June 30, 2024, there were no ASUs issued that are expected to have a significant effect on the Condensed Consolidated Financial Statements. Additionally, there were no ASUs adopted during the six months ended June 30, 2024 with a significant effect on the Condensed Consolidated Financial Statements.

The Company continues to assess the impact of ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which was issued by the FASB in November 2023. The ASU creates additional disclosure requirements with respect to segment financial information. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods beginning after December 15, 2024, with early adoption permitted. We expect to adopt ASU 2023-07 effective December 31, 2024 and are currently evaluating the impact on the Company’s disclosures.

3.    Revenue Recognition

Contract Balances

Contract assets reflect revenue recognized in advance of having an unconditional right to consideration from our customer. The amount of contract assets, which is included within Other current assets and Other non-current assets in the Condensed Consolidated Balance Sheets, was $156 million and $152 million at June 30, 2024 and December 31, 2023, respectively.

Contract liabilities relate to payments received in advance of the satisfaction of performance obligations under the contract. The amount of contract liabilities, which is included within Other current liabilities and Other non-current liabilities in the Condensed Consolidated Balance Sheets, was $107 million and $112 million at June 30, 2024 and December 31, 2023, respectively.

The amount of revenue recognized in the six months ended June 30, 2024 that was included in the opening contract liabilities was $33 million.

Transaction Price Allocated to Remaining Performance Obligations

At June 30, 2024, the transaction price allocated to unsatisfied performance obligations for contracts expected to be greater than one year, or performance obligations for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date, variable consideration which is not accounted for in accordance with the sales-based or usage-based royalties guidance, or contracts which are not wholly unperformed, is approximately $1.1 billion. Of this amount, we expect to recognize as revenue approximately 27% within the next 12 months, approximately 30% between 13 and 36 months, approximately 21% between 37 and 60 months, and the remaining balance through June 30, 2039.

4.    Leases

We have various arrangements for lottery and gaming equipment under which we are the lessor.

Our lease arrangements typically have lease terms ranging from one month to 4 years. These leases generally meet the criteria for operating lease classification, as the lease payments are typically variable based on a percentage of sales, a percentage of amounts wagered, net win, or a daily fee per active gaming terminal. Our leases generally do not contain variable payments that are dependent on an index or rate (such as the Consumer Price Index or a market interest rate). We provide lessees with the option to extend the lease, which is considered when evaluating lease classification. Lease income from operating leases is included within service revenue in the Condensed Consolidated Statements of Operations. Operating lease income was approximately 9% and 7% of total revenue for the three months ended June 30, 2024 and 2023, respectively. Operating lease income was approximately 8% and 7% of total revenue for the six months ended June 30, 2024 and 2023, respectively.

Our sales-type lease arrangements typically have lease terms ranging from one year to 10 years. We provide lessees with the option to extend the lease, which is considered when evaluating lease classification. Lease income from sales-type leases is included within product sales in the Condensed Consolidated Statements of Operations. Total sales-type lease income was a nominal amount of total revenue for both the three and six months ended June 30, 2024. Total sales-type lease income was approximately 1% of total revenue for both the three and six months ended June 30, 2023. Sales-type lease receivables are included within customer financing receivables, net, which are a component of other current assets and Other non-current assets within the Condensed Consolidated Balance Sheets. Additional information on customer financing receivables is included in Note 5 – Receivables.

5.    Receivables

Trade and Other Receivables, net

Trade and other receivables are recorded at amortized cost, net of allowance for credit losses, and represent a contractual right to receive money on demand or on fixed or determinable dates that are typically short-term with payment due within 90 days or less.

($ in millions)	June 30, 2024	December 31, 2023
Trade and other receivables, gross	658	692
Allowance for credit losses	(7)	(7)
Trade and other receivables, net	651	685

The following table presents the activity in the allowance for credit losses:

	For the three months ended June 30,		For the six months ended June 30,
($ in millions)	2024	2023	2024	2023
Balance at beginning of period	(7)	(10)	(7)	(11)
(Provisions) benefits, net	—	1	—	1
Amounts written off as uncollectible	1	—	1	—
Balance at end of period	(7)	(10)	(7)	(10)

We enter into various factoring agreements with third-party financial institutions to sell a certain portion of our trade receivables. We factored trade receivables of $197 million and $373 million during the six months ended June 30, 2024 and year ended December 31, 2023, respectively, under these factoring arrangements, which reduced trade receivables. The cash received from these arrangements is reflected as net cash provided by operating activities in the Condensed Consolidated Statements of Cash Flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored gross receivables, including our trade receivables, which we then remit to the financial institutions. At June 30, 2024 and December 31, 2023, we had $66 million and $133 million, respectively, that was collected on behalf of the financial institutions and recorded as other current liabilities in the Condensed Consolidated Balance Sheets. The net cash flows relating to these collections are reported as financing activities in the Condensed Consolidated Statements of Cash Flows.

Customer Financing Receivables, net

Customers' payment terms for customer financing receivables are confirmed with a written financing contract, lease contract, or promissory note and a security agreement is typically signed by the parties granting the Company a security interest in the related products sold or leased. Customer financing interest income is recognized based on market rates prevailing at issuance.

Customer financing receivables are recorded at amortized cost, net of any allowance for credit losses, and are classified in the Condensed Consolidated Balance Sheets as follows:

	June 30, 2024			December 31, 2023
($ in millions)	Current Assets	Non-Current Assets	Total	Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	173	76	249	178	76	254
Allowance for credit losses	(26)	(4)	(30)	(31)	(6)	(37)
Customer financing receivables, net	147	72	219	147	70	217

The following table presents the activity in the allowance for credit losses:

	For the three months ended June 30,		For the six months ended June 30,
($ in millions)	2024	2023	2024	2023
Balance at beginning of period	(31)	(52)	(37)	(52)
(Provisions) benefits, net	—	—	1	—
Amounts written off as uncollectible	1	1	5	2
Balance at end of period	(30)	(50)	(30)	(50)

The Company’s customer financing receivable portfolio is composed of customers primarily within the Global Gaming segment. We internally assess the credit quality of customer financing receivables using a number of factors, including, but not limited to, credit scores obtained from external providers, trade references, bank references, and historical experience. Risk profiles differ based on customer location and are pooled as: (i) North America; (ii) Latin America and the Caribbean (“LAC”); and (iii) Europe, Middle East and Africa and Asia Pacific (“EMEA & APAC”).

The customer financing receivables at amortized cost by year of origination and the geography credit quality indicator at June 30, 2024 are as follows:

	Year of Origination
($ in millions)	2024	2023	2022	2021	Prior	Total
North America	43	30	9	—	5	87
LAC	16	41	5	4	38	104
EMEA & APAC	14	18	13	7	6	58
	73	89	28	11	48	249

The past due balance, which represents installments that are one day or more past their contractual due date, of customer financing receivables at amortized cost and the geography credit quality indicator at June 30, 2024 is as follows:

($ in millions)	North America	LAC	EMEA & APAC	Total
Past due	2	33	12	47
Short-term portion not yet due	55	44	28	126
Long-term portion not yet due	30	27	18	76
	87	104	58	249

6.    Inventories, net

($ in millions)	June 30, 2024	December 31, 2023
Raw materials	206	208
Work in progress	40	38
Finished goods	83	90
Inventories, gross	330	335
Excess and obsolescence reserve	(20)	(18)
Inventories, net	310	317

7.    Debt

The Company’s debt obligations consist of the following:

	June 30, 2024			December 31, 2023
($ in millions)	Principal	Debt issuance cost, net	Total	Principal	Debt issuance cost, net	Total
6.500% Senior Secured U.S. Dollar Notes due February 2025	—	—	—	500	(1)	499
4.125% Senior Secured U.S. Dollar Notes due April 2026	750	(3)	747	750	(3)	747
3.500% Senior Secured Euro Notes due June 2026	803	(2)	801	829	(3)	826
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(3)	747	750	(3)	747
2.375% Senior Secured Euro Notes due April 2028	535	(2)	533	553	(3)	550
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(4)	746	750	(5)	745
Senior Secured Notes	3,588	(14)	3,574	4,131	(18)	4,113

Euro Term Loan Facilities due January 2027	642	(6)	636	884	(8)	876
Revolving Credit Facility B due July 2027	398	(8)	391	467	(9)	458
Revolving Credit Facility A due July 2027	240	(7)	233	216	(9)	207
Long-term debt, less current portion	4,869	(36)	4,833	5,699	(44)	5,655

6.500% Senior Secured U.S. Dollar Notes due February 2025	500	(1)	499	—	—	—
Euro Term Loan Facilities due January 2027	214	—	214	—	—	—
Current portion of long-term debt	714	(1)	713	—	—	—

Short-term borrowings	—	—	—	16	—	16

Total debt	5,583	(36)	5,547	5,714	(44)	5,671

The principal amount of long-term debt maturing over the next five years and thereafter as of June 30, 2024 is as follows:

Year ($ in millions)	U.S. Dollar Denominated	Euro Denominated	Total
Remainder of 2024	—	—	—
2025	500	214	714
2026	750	1,017	1,767
2027	1,170	647	1,817
2028	—	535	535
2029 and thereafter	750	—	750
Total principal amounts	3,170	2,413	5,583

At June 30, 2024 and December 31, 2023, we were in compliance with all covenants under our debt agreements.

Fair Value of Debt

Debt is categorized within Level 2 of the fair value hierarchy. Senior Secured Notes are valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in markets that are not active. All other debt is valued using current interest rates, excluding the effect of debt issuance costs. The table below excludes short-term borrowings.

($ in millions)	June 30, 2024	December 31, 2023
Carrying value	5,547	5,655
Fair value	5,484	5,620

Interest Expense, net

	For the three months ended June 30,		For the six months ended June 30,
($ in millions)	2024	2023	2024	2023
Senior Secured Notes	49	50	98	105
Revolving Credit Facilities	13	11	28	17
Term Loan Facilities	12	13	24	23
Other	4	3	6	5
Interest expense	78	77	156	150
Interest income	(5)	(5)	(11)	(9)
Interest expense, net	73	71	145	141

8.     Commitments and Contingencies

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations.

At June 30, 2024, aggregate outstanding liabilities for all legal proceedings, including those discussed in detail below, were $14 million.

With respect to legal proceedings where we have determined that an incremental loss is reasonably possible but we are unable to determine an estimate of that reasonably possible loss in excess of amounts already accrued, no additional amounts have been accrued, given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings.

Texas Fun 5’s Instant Ticket Game

IGT Global Solutions Corporation (formerly GTECH Corporation) is party to four lawsuits in Texas state court arising out of the Fun 5’s instant ticket game sold by the Texas Lottery Commission (“TLC”) from September 14, 2014 to October 21, 2014. Plaintiffs allege each ticket’s instruction for Game 5 provided a 5x win (five times the prize box amount) any time the “Money Bag” symbol was revealed in the “5X BOX”. However, TLC awarded a 5x win only when (1) the “Money Bag” symbol was revealed and (2) three symbols in a pattern were revealed.

(a)Steele, James et al. v. GTECH Corp., filed on December 9, 2014 in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $600 million, as alleged via discovery. GTECH Corporation’s plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that Plaintiffs’ sole remaining claim should be reconsidered. On April 27, 2018, this and a related matter were appealed to the Texas Supreme Court, which heard arguments on December 3, 2019. On June 12, 2020, the Texas Supreme Court ruled that Plaintiffs could proceed with their fraud allegations in the lower court; all other claims were dismissed. On March 26, 2021, October 29, 2021, and February 3, 2022 (two motions), GTECH Corporation filed motions for summary judgment. One such motion was denied on February 25, 2022, while the other three remain pending. In April 2023, pursuant to court ordered mediation, the Company advanced confidential settlement negotiations regarding this matter, and a tentative settlement has been reached subject to certain conditions to be satisfied by Plaintiff’s counsel. We anticipate settling on a mutually confidential basis with all, or a significant majority of, plaintiffs for an amount which is not material to the Company’s results of operations, financial position or cash flows and is expected to be paid with cash on hand. The Court granted the Motion to Appoint Masters in Chancery on July 13, 2023 to oversee and assist the parties with the potential settlement process, and proposed settlement notices have been sent to named plaintiffs with a response due within three months.
(b)Guerra, Esmeralda v. GTECH Corp. et al., filed on June 10, 2016 in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $0.5 million. Court has ordered a trial to occur no later than autumn of 2024, subject to mediation efforts. Mediation occurred on March 28, 2024, with the parties failing to reach a settlement agreement. The parties agreed to resume settlement discussions following the Steele settlement, which are now expected to resume in the third quarter of 2024.

(c)Wiggins, Mario & Kimberly v. IGT Global Solutions Corp., filed on September 7, 2016 in Travis County (No. D1GN16004344). Plaintiffs claim damages in excess of $1 million. This matter was consolidated with the Steele case.
(d)Campos, Osvaldo Guadalupe et al. v. GTECH Corp., filed on October 20, 2016 in Travis County (No. D1GN16005300). Plaintiffs claim damages in excess of $1 million. Settlement discussions are expected to resume in the third quarter of 2024.

We dispute the claims made in each of these cases and continue to defend against these lawsuits.

The Company will continue to monitor these matters and may adjust its disclosure and accrual in accordance with its Process for Disclosure and Recording of Liabilities Related to Legal Proceedings as described in Note 2 - Summary of Significant Accounting Policies, in our 2023 Form 20-F.

9.    Income Taxes

	For the three months ended June 30, (1)		For the six months ended June 30,
($ in millions, except percentages)	2024	2023	2024	2023
Income before provision for income taxes	156	176	353	330
Provision for income taxes	71	86	141	173
Effective income tax rate	45.7%	48.9%	39.8%	52.5%
(1) Determined using an estimated annual effective income tax rate.
The effective income tax rate for the three and six months ended June 30, 2024 of 45.7% and 39.8% differed from the U.K. statutory rate of 25.0% primarily due to foreign rate differential, valuation allowance related to our business interest expense limitation carryforward, losses with no tax benefit, and the impact of the international provisions of the U.S. Tax Cuts and Jobs Act of 2017 (the “Tax Act”).

The effective income tax rate for the three and six months ended June 30, 2023 of 48.9% and 52.5% differed from the U.K. statutory rate of 23.5% primarily due to foreign rate differential, valuation allowance related to our business interest expense limitation carryforward, losses with no tax benefit and the impact of the international provisions of the U.S. Tax Cuts and Jobs Act of 2017 (the “Tax Act”).

At June 30, 2024 and December 31, 2023, we had reserves for uncertain tax positions of $14 million and $15 million, respectively.

At June 30, 2024 and December 31, 2023, interest and penalties were accrued for uncertain tax positions of $28 million and $30 million, respectively.

Pillar Two Global Minimum Tax Framework - Legislative Updates

In December 2021, the Organization for Economic Cooperation and Development (“OECD”) enacted model rules for a new global minimum tax framework (“Pillar Two”). Many non-U.S. tax jurisdictions, including the European Union, have committed to adopting Pillar Two, which establishes a global minimum tax of 15% and is intended to be effective for tax years beginning in 2024. The OECD has since issued administrative guidance providing transition and safe harbor rules around the implementation of the Pillar Two global minimum tax. We continue to evaluate the potential impact of the proposed and enacted legislative changes, including eligibility to qualify for the safe harbor rules. Based upon preliminary calculations, the Company anticipates it will meet the safe harbors in most jurisdictions, and any remaining top-up tax is not expected to have a material impact on our consolidated financial statements

10.    Shareholders' Equity

Dividends

In both the first and second quarters of 2024, the Board of Directors of the Parent (the “Board”) declared a quarterly cash dividend of $0.20 per share, paid on April 9, 2024, and June 13, 2024, respectively.

On July 25, 2024, the Board declared a quarterly cash dividend of $0.20 per share. The dividend, of approximately $40 million in the aggregate, is payable on August 27, 2024, to shareholders of record at the close of business on August 13, 2024. Future dividends are subject to Board approval.

Accumulated Other Comprehensive Income (“AOCI”)

The following tables detail the changes in AOCI:

	For the three months ended June 30, 2024
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at March 31, 2024	471	(4)	3	470	59	529
Change during period	1	—	—	1	3	4
Reclassified to operations	—	—	—	—	—	—
OCI	1	—	—	1	3	4
Balance at June 30, 2024	472	(4)	3	471	61	532

	For the three months ended June 30, 2023
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at March 31, 2023	479	(8)	4	475	49	524
Reclassified to operations (1)	—	1	—	1	—	1
OCI	—	1	—	1	—	1
Balance at June 30, 2023	479	(7)	4	476	49	525
(1) Unrealized gain on hedges were reclassified into Service revenue on the condensed consolidated statements of operations.

	For the six months ended June 30, 2024
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2023	481	(6)	3	479	42	521
Change during period	(9)	2	—	(7)	19	12
Reclassified to operations	—	—	—	—	—	—
OCI	(9)	2	—	(8)	19	12
Balance at June 30, 2024	472	(4)	3	471	61	532

	For the six months ended June 30, 2023
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2022	477	(7)	4	474	55	529
Change during period	2	(2)	—	—	(6)	(6)
Reclassified to operations (1)	—	1	—	1	—	1
OCI	2	(1)	—	1	(6)	(5)
Balance at June 30, 2023	479	(7)	4	476	49	525
(1) Unrealized gain on hedges were reclassified into Service revenue on the condensed consolidated statements of operations.

11.    Earnings Per Share

The following table presents the computation of basic and diluted income per share of common stock:

	For the three months ended June 30,		For the six months ended June 30,
($ and shares in millions, except per share amounts)	2024	2023	2024	2023
Numerator:
Net income attributable to IGT PLC	42	46	123	69

Denominator:
Weighted-average shares - basic	201	200	201	200
Incremental shares under stock-based compensation plans	2	3	2	2
Weighted-average shares - diluted	203	203	203	202

Net income attributable to IGT PLC per common share - basic	0.21	0.23	0.61	0.35
Net income attributable to IGT PLC per common share - diluted	0.20	0.23	0.61	0.34

There were nominal stock options and unvested restricted stock awards excluded from the computation of diluted earnings per share for the three months ended and six months ended June 30, 2024 as their inclusion would have had an antidilutive effect. There were no stock options and unvested restricted stock awards excluded for the three months ended June 30, 2023, and nominal stock options and unvested restricted stock awards excluded for the six months ended June 30, 2023.

12.    Segment Information

Prior to the three months ended March 31, 2024, we operated as three operating segments: Global Lottery, Global Gaming, and PlayDigital. During the first quarter of 2024, our chief operating decision maker, who is also our Chief Executive Officer, determined to change the information that he regularly reviews for purposes of allocating resources and assessing performance, prompting a change in our operating segments and reporting units.

As a result, beginning in the first quarter of 2024, we combined the activities that were previously included within our Global Gaming and PlayDigital segments into one operating segment, named Gaming & Digital. No changes were made to our Global Lottery segment. Following this change in segment reporting, we manage and report our financial performance through two segments: Global Lottery and Gaming & Digital, along with a corporate support function. Prior period segment information has been recast for comparability.

Segment information is as follows:

	For the three months ended June 30, 2024
($ in millions)	Global Lottery	Gaming & Digital	Business Segments Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	573	—	573	—	573
Gaming terminal services	—	133	133	—	133
iGaming	—	45	45	—	45
Systems, software, and other	13	73	86	—	86
Service revenue	586	250	837	—	837

Lottery products	27	—	27	—	27
Gaming terminals	—	120	120	—	120
Gaming systems, software, and other	—	66	66	—	66
Product sales	27	186	213	—	213
Total revenue	613	436	1,049	—	1,049

Operating income (loss)	212	103	315	(86)	230
Depreciation and amortization (1)	48	46	94	35	129
(1) Depreciation and amortization excludes amortization of upfront license fees of $50 million.

	For the three months ended June 30, 2023
($ in millions)	Global Lottery	Gaming & Digital	Business Segments Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	576	—	576	—	576
Gaming terminal services	—	128	128	—	128
iGaming	—	48	48	—	48
Systems, software, and other	13	71	83	—	83
Service revenue	588	247	835	—	835

Lottery products	35	—	35	—	35
Gaming terminals	—	139	139	—	139
Gaming systems, software, and other	—	45	45	—	45
Product sales	35	185	220	—	220
Total revenue	624	432	1,055	—	1,055

Operating income (loss)	229	89	319	(68)	251
Depreciation and amortization (1)	49	42	90	38	128
(1) Depreciation and amortization excludes amortization of upfront license fees of $50 million.

	For the six months ended June 30, 2024
($ in millions)	Global Lottery	Gaming & Digital	Business Segments Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	1,178	—	1,178	—	1,178
Gaming terminal services	—	264	264	—	264
iGaming	—	92	92	—	92
Systems, software, and other	27	147	174	—	174
Service revenue	1,205	504	1,709	—	1,709

Lottery products	69	—	69	—	69
Gaming terminals	—	230	230	—	230
Gaming systems, software, and other	—	109	109	—	109
Product sales	69	339	408	—	408
Total revenue	1,274	843	2,117	—	2,117

Operating income (loss)	470	184	654	(168)	486
Depreciation and amortization (1)	93	91	184	71	255
(1) Depreciation and amortization excludes amortization of upfront license fees of $100 million.

	For the six months ended June 30, 2023
($ in millions)	Global Lottery	Gaming & Digital	Business Segments Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	1,166	—	1,166	—	1,166
Gaming terminal services	—	257	257	—	257
iGaming	—	91	91	—	91
Systems, software, and other	25	142	166	—	166
Service revenue	1,191	490	1,681	—	1,681

Lottery products	57	—	57	—	57
Gaming terminals	—	275	275	—	275
Gaming systems, software, and other	—	103	103	—	103
Product sales	57	378	435	—	435
Total revenue	1,248	867	2,116	—	2,116

Operating income (loss)	469	173	642	(136)	506
Depreciation and amortization (1)	97	84	181	80	261
(1) Depreciation and amortization excludes amortization of upfront license fees of $100 million.

13.     Related Parties

On March 9, 2022, Enrico Drago, former Chief Executive Officer of the PlayDigital business and immediate family member of Marco Drago, a member of the IGT Board of Directors (the “Board”), was granted a synthetic equity award pursuant to the PlayDigital Equity Award Program designed to align the incentives of certain employees of the Company’s PlayDigital business with the growth in the valuation of such business. The synthetic equity award was scheduled to vest in three, four, and five years after the grant date with tranche percentages of 35%, 25%, and 40% and could be settled in equity or cash.

As announced on March 21, 2024, Marco Drago stepped down from his role as a non-executive director of the Board on May 14, 2024. The Board appointed Enrico Drago as a non-executive director resulting in his resignation from the role of Chief Executive Officer of IGT PlayDigital.

On March 27, 2024, Enrico Drago’s synthetic equity award was modified to change the valuation methodology applicable to the award and to allow for the continued vesting of the award in consideration of his new role and the planned sale or other disposition of the PlayDigital business. At June 30, 2024, $1 million of estimated unrecognized compensation expense attributable to the synthetic equity award granted to Enrico Drago will be recognized as compensation expense over a weighted average period of 2.2 years.

14.    Subsequent Event

As previously disclosed in the Company's 2023 Form 20-F, on February 28, 2024, the Parent entered into definitive agreements (the “February 2024 Agreements”) with Everi Holdings Inc. (“Everi”), pursuant to which the Parent planned to separate its Gaming & Digital businesses (“IGT Gaming”) by way of a taxable spin-off to the Parent’s shareholders and then immediately combine such businesses with Everi. The transaction contemplated by the February 2024 Agreements was expected to close in late 2024 or early 2025.

On July 26, 2024, the Parent and Everi entered into definitive agreements (the “Transaction Agreements”) whereby IGT Gaming and Everi will be simultaneously acquired by a newly formed holding company owned by funds managed by affiliates of Apollo Global Management, Inc. in an all-cash transaction (the “Proposed Transaction”) that values the acquired businesses at approximately $6.3 billion on a combined basis. Under the terms of the Transaction Agreements, the Parent will receive approximately $4.05 billion in cash, subject to customary transaction adjustments in accordance with the Transaction Agreements, for IGT Gaming. In connection with the entry into the Transaction Agreements, the February 2024 Agreements have been terminated. Following the closing, IGT Gaming and Everi will be privately owned companies that are part of one combined enterprise (the “Combined Company”), and the Parent’s shareholders will have no further equity ownership of IGT

Gaming. The Proposed Transaction is subject to customary closing conditions, including the receipt of regulatory approvals and approval by Everi stockholders, and is expected to be completed by the end of the third quarter of 2025.

The criteria for reporting the IGT Gaming disposal group as held for sale were met after the balance sheet date, and therefore we classified the business as held and used as of June 30, 2024. The Proposed Transaction represents a strategic shift that will have a major effect on the Company’s operations and financials results. Accordingly, the business will be considered held for sale and the Company expects to present the operating results and cash flows of the IGT Gaming disposal group as discontinued operations for all periods presented beginning in the third quarter of 2024.

Item 2.     Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Condensed Consolidated Financial Statements, including the notes thereto, included in this report, as well as “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements” in the Company's 2023 Form 20-F.

The following discussion includes information for the three and six months ended June 30, 2024 and 2023. Amounts reported in millions are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages presented are calculated from the underlying unrounded amounts.

The following discussion includes certain forward-looking statements. Actual results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this report, including on page 4 under the heading “Forward-Looking Statements”, and in “Item 3.D. Risk Factors” included in the Company's 2023 Form 20-F and the “Forward-Looking Statements” safe harbor under the Private Securities Litigation Reform Act of 1995 (the “Forward-Looking Statements Safe Harbor”). As used in this Item 2, the terms “we,” “our,” “us,” and the “Company” refer to International Game Technology PLC together with its consolidated subsidiaries and “Parent” refers to International Game Technology PLC.

Business Overview
IGT is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries to Gaming Machines, Digital Gaming and Sports Betting. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, the Company’s solutions deliver gaming experiences that responsibly engage players and drive growth. IGT has a well-established local presence and relationships with governments and regulators around the world, and creates value by adhering to the highest standards of service, integrity, and responsibility.

As previously disclosed in the Company’s 2023 Form 20-F, on February 28, 2024, the Parent entered into definitive agreements (the February 2024 Agreements) with Everi Holdings Inc. (“Everi”), pursuant to which the Parent planned to separate IGT Gaming by way of a taxable spin-off to the Parent’s shareholders and then immediately combine such businesses with Everi. The transaction contemplated by the February 2024 Agreements was expected to close in late 2024 or early 2025.

On July 26, 2024, the Parent and Everi entered into definitive agreements (the “Transaction Agreements”) whereby IGT Gaming and Everi will be simultaneously acquired by a newly formed holding company owned by the Apollo Funds in an all-cash transaction (the “Proposed Transaction”) that values the acquired businesses at $6.3 billion on a combined basis. Under the terms of the Transaction Agreements, the Parent will receive approximately $4.05 billion of gross cash proceeds for IGT Gaming. In connection with the entry into the Transaction Agreements, the February 2024 Agreements have been terminated. Following the closing, the Combined Company will be privately owned, and the Parent’s shareholders will have no further equity ownership of IGT Gaming. The Proposed Transaction is subject to customary closing conditions, including the receipt of regulatory approvals and approval by Everi stockholders, and is expected to be completed by the end of the third quarter of 2025.

Prior to the first quarter ended March 31, 2024, we operated as three operating segments: Global Lottery, Global Gaming, and PlayDigital. As described more fully in Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 12. Segment Information included herein, we combined the Global Gaming and PlayDigital segments into one operating segment, named Gaming & Digital, and following this change in segment reporting, we manage and report our operating results through two segments: Global Lottery and Gaming & Digital, along with a corporate support function. The Company’s operations for the periods presented herein are discussed accordingly, with prior period segment information recast for comparability.

Key Factors Affecting Operations and Financial Condition
The Company’s worldwide operations can be affected by industrial, economic, and political factors on both a regional and global level. The ongoing conflict between Russia and Ukraine, the Israeli-Hamas conflict, Argentina’s economic and financial crisis, the tightening of monetary policy by central banks, and other macroeconomic factors have caused disruptions and uncertainty in the global economy, including rising interest rates, increased inflationary pressures, foreign exchange rate fluctuations, potential cybersecurity risks, and exacerbated supply chain challenges. However, these events did not have a material impact on our supply chain or our results of operations during the three and six months ended June 30, 2024. The extent to which our business, or the business of our suppliers or manufacturers, will be impacted in the future is unknown. We will continue to monitor the effects of these events on our business and our results of operations.

Critical Accounting Estimates
The Company’s Condensed Consolidated Financial Statements are prepared in conformity with GAAP which require the use of estimates, judgments, and assumptions that affect the carrying amount of assets and liabilities and the amounts of income and expenses recognized. The estimates and underlying assumptions are based on information available at the date that the financial statements are prepared, on historical experience, judgments, and assumptions considered to be reasonable and realistic. There have been no material changes to the critical accounting estimates previously disclosed in the Company’s 2023 Form 20-F.

The areas that require greater subjectivity of management in making estimates and judgments and where a change in such underlying assumptions could have a significant impact on the Company’s Condensed Consolidated Financial Statements are fully described in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 2. Summary of Significant Accounting Policies” included herein.

Results of Operations

Comparison of the three months ended June 30, 2024 and 2023

Total revenue

	For the three months ended June 30,
	2024		2023		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Total service revenue	837	80	835	79	2	—
Total product sales	213	20	220	21	(8)	(4)
Total revenue	1,049	100	1,055	100	(6)	(1)

Total revenue for the three months ended June 30, 2024 decreased $6 million to $1,049 million from $1,055 million for the prior corresponding period primarily driven by lower gaming terminal sales volumes as reflected by the decrease in product sales, partially offset by increased service revenue in both our Global Lottery and Gaming & Digital segments.

Service revenue increases in our Global Lottery segment, principally due to multi-jurisdiction jackpot same-store sales growth in the U.S., and in our Gaming & Digital segment, primarily related to growth in our installed base units, were partially offset by the resolution of a Global Lottery segment customer contract dispute in the prior corresponding period which did not recur in the current period.

Product sales decreased from the prior corresponding period, primarily in our Gaming & Digital segment, which experienced a decrease in machine units sold, more than offset by increases in systems, software, and other sales, as well as in our Global Lottery segment, which experienced a decrease in lottery software licenses, as compared to the prior corresponding period. These decreases were partially offset by increases in various software and other product sales within the Gaming & Digital segment.

See “Segment Operating Results” section below for further discussion related to the principal drivers of changes to Total revenue.

Operating expenses

	For the three months ended June 30,
	2024		2023		Change
($ in millions)	$	% of Service Revenue	$	% of Service Revenue	$	%
Cost of services	411	49	402	48	9	2

Cost of services for the three months ended June 30, 2024 increased $9 million, or 2%, from the prior corresponding period, generally in line with the increase in service revenues as described above. The increase is primarily attributable to $6 million of additional payroll and benefit costs in the aggregate as a result of increased headcount. As a percentage of service revenue, cost of services increased by 100 basis points.

	For the three months ended June 30,
	2024		2023		Change
($ in millions)	$	% of Product Revenue	$	% of Product Revenue	$	%
Cost of product sales	130	61	131	59	—	—

Cost of product sales remained relatively flat as compared to the prior corresponding period while total product sales decreased 4%, primarily associated with a $9 million decrease in product sales in the Global Lottery segment. Cost of product sales as a percentage of product sales revenue increased by approximately 210 basis points principally due to a high margin central system software license in the Global Lottery segment in the prior corresponding period.

	For the three months ended June 30,
	2024		2023		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Selling, general and administrative	199	19	208	20	(9)	(4)

Selling, general and administrative expenses decreased $9 million, or 4%, from the prior corresponding period. This decrease was primarily attributable to a $6 million decrease in outside service costs in the aggregate related primarily to legal and financial consultants used in the prior corresponding period, and a $5 million decrease in incentive compensation in the aggregate, partially offset by a $4 million increase in payroll and benefit costs in the aggregate, principally related to increased salaries and medical costs driven by inflationary conditions.

	For the three months ended June 30,
	2024		2023		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Research and development	53	5	60	6	(7)	(12)

Research and development for the three months ended June 30, 2024 decreased $7 million, or 12%, from the prior corresponding period, primarily due to process improvements resulting in higher capitalization of software development activities within the Gaming & Digital segment.

	For the three months ended June 30,
	2024		2023		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Separation and divestiture costs	26	2	3	—	23	> 200.0

Separation and divestiture costs consist primarily of financial advisory, legal, accounting, tax, consulting, and other professional advisory fees associated with the activities required to perform the review of strategic alternatives for the Company’s Gaming & Digital segment announced on June 8, 2023, and preparing the Gaming & Digital segment for separation. Separation and divestiture costs for the three months ended June 30, 2024 were $26 million, primarily relating to activities necessary to enter into the Transaction Agreements, prepare materials for regulatory filings, and separate the business activities of the Gaming & Digital segment.

Non-operating expenses

	For the three months ended June 30,
	2024		2023		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Interest expense, net	73	7	71	7	1	2
Foreign exchange loss, net	—	—	5	—	(5)	(97)
Other non-operating expense (income), net	1	—	(2)	—	3	180
Total non-operating expenses	74	7	75	7	(1)	(1)

Interest expense, net increased $1 million from the prior corresponding period primarily due to higher borrowings on the Revolving Credit Facilities compared to the prior corresponding period, offset by the Company maintaining a lower average balance in its Senior Secured Notes, partially as a result of the notes redemptions in 2023 described in “Notes to the Consolidated Financial Statements—15. Debt” in our 2023 Form 20-F.

There was no net impact from foreign exchange for the three months ended June 30, 2024 compared to a Foreign exchange loss, net of $5 million for the prior corresponding period. Foreign exchange loss, net is principally related to fluctuations in the euro to U.S. dollar exchange rate on internal and external debt, as well as foreign currency losses, primarily related to the devaluation of the Argentine peso.

Provision for income taxes

	For the three months ended June 30,
	2024		2023		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Provision for income taxes	71	7	86	8	(15)	(17)

The decrease in the provision for income taxes for the three months ended June 30, 2024 was primarily driven by a lower valuation allowance related to our U.S. business interest expense limitation carryforward and lower pre-tax income.

Segment Operating Results

Global Lottery

Revenues and Key Performance Indicators

Service revenue

	For the three months ended June 30,		Change
($ in millions)	2024	2023	$	%
Operating and facilities management contracts	573	576	(3)	(1)
Systems, software, and other	13	13	1	7
Total service revenue	586	588	(2)	—

	For the three months ended June 30,
(% on a constant-currency basis)	2024	2023
Global same-store sales growth
Instant ticket & draw games	(0.5)%	2.3%
Multi-jurisdiction jackpots	20.2%	(5.3)%
Total	0.9%	1.8%

North America & Rest of world same-store sales growth
Instant ticket & draw games	(1.4)%	0.8%
Multi-jurisdiction jackpots	20.2%	(5.3)%
Total	0.6%	0.2%

Italy same-store sales growth
Instant ticket & draw games	2.3%	8.0%

Operating and facilities management contracts revenue for the three months ended June 30, 2024 decreased $3 million, or 1%, from the prior corresponding period. This decrease was primarily the result of $10 million of benefits in the prior corresponding period related to the successful resolution of a customer contract dispute and an over-funded jackpot in the LAC region, partially offset by a $7 million increase in instant, draw-based, and multi-jurisdiction jackpot ticket sales that experienced a 0.9% increase in global same-store sales, primarily due to instant ticket and draw-games in Italy and multi-jurisdiction jackpot ticket sales in the U.S.

Systems, software, and other service revenue for the three months ended June 30, 2024 remained relatively flat as compared to the prior corresponding period.

Product sales

	For the three months ended June 30,		Change
($ in millions)	2024	2023	$	%
Lottery products	27	35	(9)	(25)
Total product sales	27	35	(9)	(25)

Lottery products revenue for the three months ended June 30, 2024 decreased $9 million, or 25%, from the prior corresponding period, principally due to a $10 million multi-year central system software license in the prior corresponding period as well as $5 million of terminal sales to a customer in Europe in the prior corresponding period that did not recur in the current period, partially offset by a $6 million increase in North America lottery product sales, primarily due to a $4 million increase in instant ticket printing operations.

Operating Margins

	For the three months ended June 30,		Change
($ in millions)	2024	2023	$ / Basis Points (“bps”)		%
Gross margin
Service	285	296	(11)		(4)
% of service revenue	49%	50%	(160)	bps
Product	5	14	(9)		(65)
% of product sales	19%	40%	(2,140)	bps

Gross margin as a percentage of service revenue for the three months ended June 30, 2024 decreased to 49% from 50%, or 160 basis points, from the prior corresponding period, primarily due to the high margin resolution of the customer contract dispute in the prior corresponding period that did not recur, as discussed above.

Gross margin on product sales for the three months ended June 30, 2024 decreased $9 million from the prior corresponding period, primarily related to the decrease in product sales as discussed above with a less favorable product mix due primarily to the high margin software license in the prior corresponding period, as discussed above.

	For the three months ended June 30,		Change
($ in millions)	2024	2023	$ / Basis Points (“bps”)		%
Operating income	212	229	(17)		(8)
Operating margin	35%	37%	(200)	bps

Segment operating margin decreased to 35% from 37%, or 200 basis points, from the prior corresponding period primarily as a result of a decrease in service revenue where costs of services remain relatively fixed, and higher margin product sales in the prior corresponding period.

Gaming & Digital

Revenues and Key Performance Indicators

Service revenue

	For the three months ended June 30,		Change
($ in millions, except yields)	2024	2023	$	%
Gaming terminal services	133	128	5	4
iGaming	45	48	(3)	(7)
Systems, software, and other	73	71	2	3
Total service revenue	250	247	4	2

	For the three months ended June 30,		Change
	2024	2023	Units / $	%
Installed base units
Total installed base units	54,285	52,155	2,130	4

Total yields(1)	$29.14	$29.56	$(0.42)	(1)
(1) Total yields represent revenue per day for the average installed base units. Installed base units included active and inactive units deployed to a customer location.
Gaming terminal services revenue for the three months ended June 30, 2024 increased $5 million, or 4%, from the prior corresponding period. This increase was primarily driven by a 4% increase in global installed base units across geographies, with global yields holding constant near the $30 per unit per day range primarily attributable to game performance.

iGaming revenue for the three months ended June 30, 2024 decreased $3 million, or 7%, from the prior corresponding period primarily due to lower wide area progressive (“WAP”) revenues principally related to timing of jackpots in Canada, partially offset by increases in non-WAP revenues driven by expansion into new jurisdictions and growth in existing markets.

Systems, software, and other revenue for the three months ended June 30, 2024 remained stable, increasing $2 million, or 3%, from the prior corresponding period.

Product sales

	For the three months ended June 30,		Change
($ in millions)	2024	2023	$	%
Gaming terminals	120	139	(19)	(14)
Systems, software, and other	66	45	20	45
Total product sales	186	185	1	1

	For the three months ended June 30,		Change
	2024	2023	Units / $	%
Global machine units sold
Total machine units sold	7,630	8,269	(639)	(8)

Gaming terminals for the three months ended June 30, 2024 decreased $19 million, or 14%, from the prior corresponding period. This decrease was primarily associated with a decrease of 639 in machine units sold as well as the global average selling price decreasing 7% as compared to the prior corresponding period due to product mix. The decrease in revenue caused by product mix was the result of a shift in cabinet mix as compared to the prior corresponding period, including a decrease in new unit sales and an increase in used unit sales.

Systems, software, and other for the three months ended June 30, 2024 increased $20 million, or 45%, from the prior corresponding period, principally due to a $13 million increase in intellectual property licenses associated with patents tied to game features, and a $5 million increase in software sales primarily for game software licenses in Canada.

Operating Margins

	For the three months ended June 30,		Change
($ in millions)	2024	2023	$ / bps		%
Gross margin
Service	150	149	1		—
% of service revenue	60%	61%	(70)	bps
Product	79	77	2		2
% of product sales	42%	42%	70	bps

Gross margin as a percentage of service revenue for the three months ended June 30, 2024 decreased to 60% from 61% from the prior corresponding period as the increase in costs generally aligned to the increase in revenues.

Gross margin as a percentage of product sales for the three months ended June 30, 2024 remained relatively flat at 42% in both the current and the prior corresponding period, principally as a result of the decrease in average selling price, as discussed above, being offset by a decrease in terminal volumes and an increase in high-margin intellectual property sales.

	For the three months ended June 30,		Change
($ in millions)	2024	2023	$ / bps		%
Operating income	103	89	14		16
Operating margin	24%	21%	300	bps

Operating margin for the three months ended June 30, 2024 increased to 24% from 21% for the prior corresponding period primarily due to process improvements resulting in higher capitalization of software development activities, with these cost decreases partially offset by increases in depreciation and amortization.

Results of Operations

Comparison of the six months ended June 30, 2024 and 2023

Total revenue

	For the six months ended June 30,
	2024		2023		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Total service revenue	1,709	81	1,681	79	28	2
Total product sales	408	19	435	21	(27)	(6)
Total revenue	2,117	100	2,116	100	1	—

Total revenue for the six months ended June 30, 2024 increased $1 million, or 0%, to $2,117 million from $2,116 million for the prior corresponding period due primarily to consistent player demand as reflected by the increase in service revenue, partially offset by decreased product sales due primarily to lower gaming terminal sales volumes.

Service revenue increased from the prior corresponding period, primarily as a result of increased sales in our Global Lottery segment, principally due to instant ticket and draw-game same-store sales growth in Italy. In addition, growth in our installed base units in our Gaming & Digital segment contributed to the increase as compared to the prior corresponding period. Product sales decreased from the prior corresponding period, primarily attributable to our Gaming & Digital segment which experienced decreases in machine units sold, partially offset by an increase in Global Lottery product sales from various terminal, software, and other sales.

See “Segment Operating Results” section below for further discussion related to the principal drivers of changes to Total revenue.

Operating expenses

	For the six months ended June 30,
	2024		2023		Change
($ in millions)	$	% of Service Revenue	$	% of Service Revenue	$	%
Cost of services	823	48	800	48	23	3

Cost of services for the six months ended June 30, 2024 increased $23 million, or 3%, from the prior corresponding period, generally in line with the increase in service revenues as described above. The increase is primarily attributable to $13 million of additional payroll and benefit costs in the aggregate as a result of increased headcount, a $4 million increase in licensing and royalties in the aggregate, as well as increases in postage and freight, bank service fees, and vehicles, primarily within the Global Lottery segment. As a percentage of service revenue, cost of services increased by approximately 60 basis points in total.

	For the six months ended June 30,
	2024		2023		Change
($ in millions)	$	% of Product Revenue	$	% of Product Revenue	$	%
Cost of product sales	248	61	258	59	(10)	(4)

Cost of product sales for the six months ended June 30, 2024 decreased $10 million, or 4%, from the prior corresponding period, aligning with the overall 6% decrease in total product sales, principally due to a $39 million decrease in the Gaming & Digital segment as a result of lower gaming terminal sales. Cost of product sales as a percentage of product sales increased by approximately 150 basis points principally due to product mix.

	For the six months ended June 30,
	2024		2023		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Selling, general and administrative	407	19	425	20	(18)	(4)

Selling, general and administrative for the six months ended June 30, 2024 decreased $18 million, or 4%, from the prior corresponding period. This decrease was primarily attributable to the tentative legal settlement over Texas Fun 5’s instant ticket game incurred in the prior corresponding period within the Global Lottery segment, as well as an $8 million decrease in costs for outside consultants, principally legal consultants associated with the above settlement matter, a $5 million decrease in depreciation and amortization, primarily related to lower amortization of acquisition related assets within Corporate and Other, partially offset by an increase in payroll and benefit costs across all segments of $8 million in the aggregate principally due to increased salaries and medical costs driven by inflationary conditions.

	For the six months ended June 30,
	2024		2023		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Research and development	108	5	122	6	(14)	(11)

Research and development for the six months ended June 30, 2024 decreased $14 million, or 11%, from the prior corresponding period primarily due to process improvements resulting in increased capitalization of software development activities within the Gaming & Digital segment, partially offset by higher payroll and benefit costs.

	For the six months ended June 30,
	2024		2023		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Separation and divestiture costs	44	2	3	—	41	> 200.0

Separation and divestiture costs consist primarily of financial advisory, legal, accounting, tax, consulting, and other professional advisory fees associated with the activities required to perform the review of strategic alternatives for the Company’s Gaming & Digital segment announced on June 8, 2023, and preparing the Gaming & Digital segment for separation. Separation and divestiture costs for the six months ended June 30, 2024 were $44 million, primarily relating to activities necessary to enter into the February 2024 Agreements and the Transaction Agreements, the preparation of materials for regulatory filings, and separation planning.

Non-operating expenses

	For the six months ended June 30,
	2024		2023		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Interest expense, net	145	7	141	7	4	3
Foreign exchange (gain) loss, net	(15)	(1)	32	1	(47)	(148)
Other non-operating expense, net	3	—	2	—	—	14
Total non-operating expenses	132	6	176	8	(43)	(25)

Interest expense, net increased $4 million, or 3%, from the prior corresponding period primarily due to higher borrowings on the Revolving Credit Facilities compared to the prior corresponding period, offset by the Company maintaining a lower average balance in its Senior Secured Notes, partially as a result of the notes redemptions in 2023 described in “Notes to the Consolidated Financial Statements—15. Debt” in our 2023 Form 20-F.

Foreign exchange (gain) loss, net was a $15 million gain, compared to a $32 million loss for the prior corresponding period. Foreign exchange (gain) loss, net is principally related to fluctuations in the euro to U.S. dollar exchange rate on internal and external debt, and includes a $4 million loss related to the devaluation of the Argentine peso for the six months ended June 30, 2024 as compared to a $9 million loss in the prior corresponding period.

Other non-operating expense, net for the six months ended June 30, 2024 was $3 million of expense, compared to $2 million of expense for the prior corresponding period. During the six months ended June 30, 2024, the expense related primarily to the Company’s interest in a lottery consortium in Brazil. The Company recognized $4 million in losses on extinguishment of debt in the prior corresponding period, partially offset by various investment gains.

Provision for income taxes

	For the six months ended June 30,
	2024		2023		Change
($ in millions)	$	% of Total Revenue	$	% of Total Revenue	$	%
Provision for income taxes	141	7	173	8	(33)	(19)

The decrease in provision for income taxes for the six months ended June 30, 2024 was primarily driven by a lower valuation allowance related to our business interest expense limitation carryforward, lower U.S. base erosion and anti-abuse (“BEAT”) tax liability and lower global intangible low-taxed income (“GILTI”), partially offset by higher pre-tax income.

Segment Operating Results

Global Lottery

Revenues and Key Performance Indicators

Service revenue

	For the six months ended June 30,		Change
($ in millions)	2024	2023	$	%
Operating and facilities management contracts	1,178	1,166	12	1
Systems, software, and other	27	25	2	9
Total service revenue	1,205	1,191	14	1

	For the six months ended June 30,
(% on a constant-currency basis)	2024	2023
Global same-store sales growth (%)
Instant ticket & draw games	(0.4)%	3.6%
Multi-jurisdiction jackpots	7.6%	20.9%
Total	0.3%	4.9%

North America & Rest of world same-store sales growth (%)
Instant ticket & draw games	(1.5)%	2.0%
Multi-jurisdiction jackpots	7.6%	20.9%
Total	(0.5)%	3.8%

Italy same-store sales growth (%)
Instant ticket & draw games	3.4%	9.2%

Operating and facilities management contracts revenue for the six months ended June 30, 2024 increased $12 million, or 1%, from the prior corresponding period. This increase was primarily the result of a $20 million increase in instant, draw-based, and multi-jurisdiction jackpot ticket sales that experienced same-store sales growth of 3.4% in Italy, and a 0.3% increase in global same-store sales in the aggregate. Global same-store sales for multi-jurisdiction jackpot ticket sales experienced a 7.6% increase, primarily attributable to elevated jackpot levels in the United States. Partially offsetting this increase was a $7 million decrease from a one-time benefit in the prior corresponding period associated with the resolution of a contract dispute in Italy, and $3 million returned for an over-funded jackpot in the LAC region in the prior corresponding period.

Systems, software, and other revenue for the six months ended June 30, 2024 remained relatively flat as compared to the prior corresponding period.

Product sales

	For the six months ended June 30,		Change
($ in millions)	2024	2023	$	%
Lottery products	69	57	11	20
Total product sales	69	57	11	20

Lottery products revenue for the six months ended June 30, 2024 increased $11 million, or 20%, from the prior corresponding period, principally due to $13 million in revenue from terminal and software deliveries, primarily related to a Canada contract, $9 million due to central systems software upgrades in Asia and Europe, and a $9 million increase in instant ticket printing operations, partially offset by decreases from a $10 million multi-year central system software license, $5 million in terminal sales in Europe, and $3 million from an Aurora system delivery, all in the prior corresponding period.

Operating Margins

	For the six months ended June 30,		Change
($ in millions)	2024	2023	$ / bps		%
Gross margin
Service	604	609	(5)		(1)
% of service revenue	50%	51%	(100)	bps
Product	22	22	—		1
% of product sales	32%	38%	(610)	bps

Gross margin as a percentage of service revenue decreased to 50% from 51% for the prior corresponding period as increased expenses generally aligned to the increased service revenue as discussed above.

Gross margin on product sales for the six months ended June 30, 2024 decreased 610 basis points from the prior corresponding period principally as a result of product mix associated with increased Lottery products revenue discussed above.

	For the six months ended June 30,		Change
($ in millions)	2024	2023	$ / bps		%
Operating income	470	469	1		—
Operating margin	37%	38%	(100)	bps

Segment operating margin decreased 100 basis points from the prior corresponding period primarily as a result of an increase in lower margin product sales.

Gaming & Digital

Revenues and Key Performance Indicators

Service revenue

	For the six months ended June 30,		Change
($ in millions, except yields)	2024	2023	$	%
Gaming terminal services	264	257	7	3
iGaming	92	91	1	1
Systems, software, and other	147	142	6	4
Total service revenue	504	490	14	2.8

	For the six months ended June 30,		Change
	2024	2023	Units / $	%
Installed base units
Total installed base units	54,285	52,155	2,130	4

Total yields(1)	$28.83	$29.85	$(1.02)	(3)
(1) Total yields represent revenue per day for the average installed base units. Installed base units included active and inactive units deployed to a customer location.

Gaming terminal services revenue for the six months ended June 30, 2024 increased $7 million, or 3%, from the prior corresponding period. This increase was primarily driven by a 4% increase in installed base units, partially offset by a decrease in yields to $28.83 from $29.85 per unit per day for the prior corresponding period.

iGaming revenue for the six months ended June 30, 2024 increased $1 million, or 1%, from the prior corresponding period primarily from higher iCasino non-wide area progressive revenues.

Systems, software, and other revenue for the six months ended June 30, 2024 increased $6 million, or 4%, from the prior corresponding period principally related to a $5 million increase in recurring software revenue primarily from video poker game content licensing and game software maintenance agreements.

Product sales

	For the six months ended June 30,		Change
($ in millions)	2024	2023	$	%
Gaming terminals	230	275	(45)	(16)
Systems, software, and other	109	103	6	6
Total product sales	339	378	(39)	(10)

	For the six months ended June 30,		Change
	2024	2023	Units / $	%
Global machine units sold
Total machine units sold	14,257	16,541	(2,284)	(14)

Gaming terminals for the six months ended June 30, 2024 decreased $45 million, or 16%, from the prior corresponding period. This decrease was primarily associated with a 14% decrease in machine units sold of 2,284, primarily driven by a decrease in new and expansion machine units in the United States and Canada, coupled with a 2% lower global average selling price than in the prior corresponding period.

Systems, software, and other for the six months ended June 30, 2024 increased $6 million, or 6%, from the prior corresponding period, principally related to a $9 million increase from systems and other, primarily Canadian license fees, a Louisiana install, and higher volumes of International parts sales, a $3 million increase in intellectual property licenses associated with patents tied to remote game server solutions and game features, partially offset by a $5 million decrease in software sales, primarily from poker site license sales in the prior corresponding period.

Operating Margins

	For the six months ended June 30,		Change
($ in millions)	2024	2023	$ / bps		%
Gross margin
Service	301	296	4		1
% of service revenue	60%	60%	(80)	bps
Product	141	159	(17)		(11)
% of product sales	42%	42%	(40)	bps

Gross margin as a percentage of service revenue for the six months ended June 30, 2024 remained relatively flat with an 80 basis point decrease compared to the prior corresponding period as costs increased in relative proportion to revenues, with payroll and benefit costs making up the majority of the cost increase.

Gross margin as a percentage of product sales for the six months ended June 30, 2024 remained relatively flat at 42%, with only a 40 basis point decrease compared to the prior corresponding period, principally as a result of decreased gaming terminal unit sales and unfavorable terminal mix resulting in a lower average selling price as referenced above, offset by higher margin intellectual property revenues and system sales.

	For the six months ended June 30,		Change
($ in millions)	2024	2023	$ / bps		%
Operating income	184	173	11		7
Operating margin	22%	20%	200	bps

Operating margin for the six months ended June 30, 2024 increased to 22% from 20% for the prior corresponding period primarily due to process improvements resulting in higher capitalization of software development activities and supply chain costs receding, with these cost decreases partially offset by an increase in payroll and benefit costs.

Liquidity and Capital Resources

Overview

The Company’s business is capital intensive and requires liquidity to meet its obligations and fund growth. Historically, the Company’s primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities. In addition to general working capital and operational needs, the Company’s liquidity requirements arise primarily from its need to meet debt service obligations and to fund capital expenditures and upfront license fee payments. The Company also requires liquidity to fund acquisitions and associated costs. The Company’s cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity needs.

The Company believes its ability to generate cash from operations to reinvest in its business is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations in the ordinary course of business for the 12 months following the date of issuance of this report and for the longer-term period thereafter.

The cash management activities, funding of operations, and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

At June 30, 2024 and December 31, 2023, the Company's total available liquidity was as follows, respectively:

($ in millions)	June 30, 2024	December 31, 2023
Revolving Credit Facilities	1,253	1,234
Cash and cash equivalents	438	572
Total Liquidity	1,690	1,805

The Revolving Credit Facilities are subject to customary covenants (including maintaining a minimum ratio of EBITDA to total net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company’s liquidity or capital resources.

Refer to “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—7. Debt” included herein for information regarding the Company’s debt obligations, including the maturity profile of borrowings and committed borrowing facilities.

At June 30, 2024 and December 31, 2023, approximately 27% and 28% of the Company’s debt portfolio was exposed to interest rate fluctuations, respectively. The Company’s exposure to floating rates of interest primarily relates to the Revolving Credit Facilities and Euro Term Loan Facilities due January 2027.

The following table summarizes the Company’s USD equivalent cash and cash equivalent balances by currency:

	June 30, 2024		December 31, 2023
($ in millions)	$	%	$	%
Euros	184	42	310	54
U.S. dollars	160	37	137	24
Other currencies	94	21	125	22
Total Cash and cash equivalents	438	100	572	100

The Company maintains its cash deposits in a diversified portfolio of global banks, the majority of which are considered Global Systemically Important Banks. The Company holds an immaterial amount of cash in countries where there may be legal or economic restrictions on the ability of subsidiaries to transfer funds in the form of cash dividends, loans, or advances. As a result of the continued instability of the Argentine peso, at June 30, 2024, 4.2 billion in Argentine pesos ($5 million USD equivalent) were held in a money market fund and 3.4 billion in Argentine pesos ($4 million USD equivalent) were held in a fixed income fund in an effort to offset the negative impact of further continued devaluation. Argentina’s economy remains highly inflationary for accounting purposes. Furthermore, certain regulatory restrictions due to the shortage of foreign exchange reserves are present in Trinidad and Tobago where approximately $25 million of our foreign cash resides. These restrictions do not have an impact on the ability of the Company to meets its cash obligations.

At June 30, 2024, we did not have any significant changes to off-balance sheet arrangements from those disclosed within our 2023 Form 20-F. Additionally, there have been no material changes to our contractual obligations disclosed under “Item 5.B. Liquidity and Capital Resources” in our 2023 Form 20-F.

Cash Flow Summary

The following tables summarize the Condensed Consolidated Statements of Cash Flows. A complete Condensed Consolidated Statements of Cash Flows is provided in the Condensed Consolidated Financial Statements included herein.
Cash Flow - Operating Activities

	For the six months ended June 30,
($ in millions)	2024	2023	$ Change
Net cash provided by operating activities	463	345	119

Non-cash adjustments to net income for the six months ended June 30, 2024 were $376 million, compared to $479 million for the prior corresponding period. The principal drivers of the decrease in non-cash adjustments were related to favorable changes in foreign exchange of $47 million, a $44 million decrease in deferred income taxes, a decrease in depreciation and amortization of $6 million, and a $4 million decrease in losses on the extinguishment of debt from the prior corresponding period.

Changes in operating assets and liabilities resulted in cash outflows of $126 million and $292 million for the six months ended June 30, 2024 and 2023, respectively, primarily decreasing due to a $220 million reduction in payments related to the DDI / Benson Matter provision, partially offset by an increase of $72 million related to timing of income tax payments.

Cash Flow - Investing Activities

	For the six months ended June 30,
($ in millions)	2024	2023	$ Change
Net cash used in investing activities	(180)	(190)	10

During the six months ended June 30, 2024, the Company used $180 million of net cash for investing activities, a decrease of $10 million from the prior corresponding period, principally due to a $9 million decrease in capital expenditures, primarily for systems, equipment and other assets related to contracts.

Cash Flow - Financing Activities

	For the six months ended June 30,
($ in millions)	2024	2023	$ Change
Net cash used in financing activities	(433)	(303)	(129)

During the six months ended June 30, 2024, cash flows used in financing activities primarily included dividends paid and capital returned to non-controlling interests of $207 million, dividends paid to shareholders of $80 million, $64 million of net repayments of financial liabilities related to our factoring program, net payments on the Revolving Credit Facilities of $37 million, repayments of short-term borrowings of $16 million, and $14 million of payments made on deferred license obligations.

During the six months ended June 30, 2023, cash flows used in financing activities primarily included principal payments on long-term debt of $462 million, dividends paid and capital returned to non-controlling interests of $198 million, dividends paid to shareholders of $80 million, and $8 million of payments made on deferred license obligations. These cash outflows were partially offset by net proceeds from Revolving Credit Facilities of $473 million.

Dividends

Our Board of Directors authorized the following cash dividends:

	For the three months ended June 30,		For the six months ended June 30,
($ in millions, except per share amounts)	2024	2023	2024	2023
Dividends paid per share of common stock	$0.20	$0.20	$0.40	$0.40
Total dividends paid	40	40	80	80

On July 25, 2024, the Board declared a quarterly cash dividend of $0.20 per share. The dividend, of approximately $40 million, is payable on August 27, 2024, to shareholders of record at the close of business on August 13, 2024.

Historical payment of dividends is not an indication that dividends will be paid on any future date. The Company has not implemented a formal policy on dividend distributions, and any future dividend payment is subject to Board approval.

Item 3.     Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes to the disclosure under “Part I, Item 11. Quantitative and Qualitative Disclosures About Market Risk” included in our 2023 Form 20-F.

Item 4.      Controls and Procedures

There were no changes in our internal control over financial reporting during the six months ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II.     OTHER INFORMATION

Item 1.    Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations.

There have been no material developments to the litigation disclosed in our Annual Report on Form 20-F filed with the SEC on March 12, 2024, except as noted in “Part I, Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)— Note 8. Commitments and Contingencies” included in the accompanying financial statements.
Item 1A.    Risk Factors

Information on the Company’s risk factors appear in “Part I, Item 3.D. Risk Factors” of the 2023 Form 20-F, which should be carefully considered in conjunction with “Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the consolidated financial statements and the related notes included herewith, and the Forward-Looking Statements Safe Harbor. These risks may affect the Company's operating results and, individually or in the aggregate, could cause its actual results to differ materially from past and anticipated future results. The following discussion of risks may contain forward-looking statements which are intended to be covered by the Forward-Looking Statements Safe Harbor. Except as may be required by law, the Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. The Company invites you to consult any further related disclosures made by the Parent from time to time in materials filed with or furnished to the SEC.

Except as set forth below, there have been no material updates or changes to the risk factors previously disclosed in the Company’s 2023 Form 20-F. The risk factors set forth under the heading “Risks related to the Company’s Separation & Divestiture of the Global Gaming and PlayDigital Businesses” are replaced in their entirety by the risk factors set forth below.

Risks related to the Company’s Sale of IGT Gaming

The Company may not complete the sale of IGT Gaming to Apollo Funds within the time frame anticipated or at all.

As described in “Condensed Consolidated Financial Statements (Unaudited)—Note 14. Subsequent Events” included in this report, in July 2024, the Parent and Everi entered into the Proposed Transaction with the Apollo Funds. Following the closing of the Proposed Transaction, IGT Gaming and Everi will be privately owned companies, and the Parent’s shareholders will have no further equity ownership of IGT Gaming. The Proposed Transaction will be subject to the satisfaction of a number of customary conditions, including, among others: (i) final approval by Everi’s stockholders; and (ii) receipt of regulatory approvals, including from gaming regulators in the jurisdictions where the Combined Company will operate and from antitrust authorities. While the Proposed Transaction is expected to be completed by the end of the third quarter of 2025, the failure to satisfy all of the required conditions could delay the completion of the Proposed Transaction or prevent it from occurring at all.

Transactions of this nature are complex, and unanticipated developments or changes, including, among other things, changes in law, the macroeconomic environment, market conditions, including those affecting the financing required for the Proposed Transaction to proceed, regulatory or geopolitical conditions, or natural disasters may affect our ability to complete the Proposed Transaction as currently expected and within the anticipated time frame or at all. Additionally, the Transaction Agreements contain specified termination rights for Apollo Funds, Everi, and the Parent, including, among other things, that the Transaction Agreements may be terminated if Everi’s stockholders do not approve the Proposed Transaction or if Everi enters into a definitive agreement to consummate a Merger Partner Superior Proposal (as defined in the Transaction Agreements), and under other circumstances as set forth in the Transaction Agreements.

Any changes to the Proposed Transaction or delay in completing the Proposed Transaction could cause the Company not to realize some or all of the expected benefits or realize them on a different timeline than expected. In addition, the terms and conditions of the required regulatory authorizations and consents that are granted, if any, may impose requirements, limitations, or costs, or may materially delay the completion of the Proposed Transaction. If the completion of the Proposed Transaction is delayed or does not occur, this could adversely affect our financial condition, results of operations, cash flows, ability to pursue alternative transactions, and reputation.

The pendency of the Proposed Transaction could adversely affect our business and operations.

Whether or not the Proposed Transaction is completed, the Company’s businesses and operations may face material challenges in connection with the Proposed Transaction, including, without limitation:

•the diversion of management’s attention from ongoing business concerns as a result of the devotion of management’s attention to the Proposed Transaction;

•maintaining employee morale and retaining key management and other employees;

•retaining existing business and operational relationships, including with customers, suppliers, employees, and other counterparties, and attracting new business and operational relationships;

•execution and related risks in connection with financing transactions undertaken by the Company in connection with the Transaction;

•dis-synergy costs, costs of any restructuring transactions (including taxes), and other significant costs and expenses; and

•potential negative reactions from the financial markets if the Company fails to complete the Proposed Transaction as currently expected, within the anticipated time frame or at all.

Any of these factors could adversely affect the Company’s business, financial condition, results of operations, cash flows, and/or the price of our ordinary shares. These factors will be prolonged by the longer anticipated timeline to closing that resulted from the July 2024 entry into the Transaction Agreements, which changed the structure of the transaction from that contemplated by the February 2024 Agreements and resulted in the termination of the February 2024 Agreements; while the previously contemplated transaction was expected to close in late 2024 or early 2025, the Proposed Transaction is expected to close by the end of the third quarter of 2025.

Costs associated with the Proposed Transaction may be higher than anticipated.

We have incurred significant costs to date in connection with the review of strategic alternatives for IGT Gaming, including the Proposed Transaction, and we expect to incur additional significant costs, including tax liabilities, in connection with the Proposed Transaction, including the separation costs, transaction costs, legal and regulatory fees, and other costs that our management team believes are necessary to execute the Proposed Transaction. Certain of these costs will likely be higher than originally anticipated as a result of the July 2024 entry into the Transaction Agreements, which extended the anticipated timeline to closing and changed the structure of the planned transaction. The incurrence of these costs has impacted our financial condition, results of operations, and cash flows for the second quarter and year-to-date of 2024, and could adversely affect our financial condition, results of operations, and cash flows in future periods in which they are incurred.

There can be no assurance that the market price of the Parent's ordinary shares after the Proposed Transaction will be equal to or greater than the market price before the Proposed Transaction.

There can be no assurance that the market price per share of the Parent’s ordinary shares after the Proposed Transaction will rise or remain constant. If the Company completes the Proposed Transaction and the market price of the Parent’s ordinary shares declines, the percentage decline as an absolute number and as a percentage of the Parent’s overall market capitalization may be greater than would occur in the absence of the Proposed Transaction. In many cases, the market price of a share of such issuer’s common stock following separation, divestiture, or combination transactions are lower than they were before the consummation of such transactions, and the liquidity of the Parent’s ordinary shares could potentially be affected by any decreases in share price and investor sentiment following the consummation of the Proposed Transaction.

If the Proposed Transaction is completed, the Company’s operational and financial profile will change, and it will be a smaller, less diversified business than exists today.

The Proposed Transaction will result in the Company being a smaller, less diversified company with a more limited business that is concentrated in the lottery sector. Of note, the Company’s Global Lottery business following the Proposed Transaction will be significantly more reliant on its FMCs and LMAs in the United States and Italy. As a result, the Company may be more vulnerable to changing market conditions, which could have a material adverse effect on its business, financial condition, and results of operations. In addition, the diversification of revenues, costs, and cash flows will diminish, such that the Company’s results of operations, cash flows, working capital, effective tax rate, and financing requirements may be subject to increased volatility and its ability to fund capital expenditures and investments, pay dividends, and service debt may be diminished.

The Proposed Transaction may not achieve the intended benefits and may expose the Company to potential risks and liabilities.

The Parent believes, among other things, that the Proposed Transaction could provide more value to its shareholders than other potential strategic options for IGT Gaming. The Parent may not benefit as expected from the increased focus on its core business and the simpler business model made possible by the Proposed Transaction.

If the Proposed Transaction is completed, there may be changes in our shareholder base, which may cause the price of the Parent’s ordinary shares to fluctuate.

Investors holding the Parent’s ordinary shares may hold such ordinary shares because of a decision to invest in a company that operates in multiple gaming markets with a diversified portfolio. If the Proposed Transaction is completed, shares of the Parent’s ordinary shares will represent an investment in a business concentrated in the lottery sector. These changes may not match some shareholders’ investment strategies, which could cause them to sell their shares of the Parent’s ordinary shares, and excessive selling pressure could cause the market price to decrease prior to and following the consummation of the Proposed Transaction.

De Agostini may have interests in the Proposed Transaction that are different from the interests of the Parent’s other shareholders.

De Agostini S.p.A. (“De Agostini”), the Parent’s majority shareholder, has committed to make a minority equity investment in the Combined Company at the closing of the Proposed Transaction, subject to certain conditions. As a result of this proposed investment in the Combined Company, De Agostini may have interests in the Proposed Transaction that may be different from the interests of the Parent’s other shareholders. As of July 24, 2024, De Agostini had an economic interest in the Parent of approximately 42% (excluding treasury shares) and, due to its election to exercise the Special Voting Shares associated with its ordinary shares pursuant to the loyalty plan, a voting interest in the Parent of approximately 59% of the total voting rights (excluding treasury shares). As a result of its equity interests in the Parent and its proposed interest in the Combined Company, De Agostini may make decisions with which other shareholders may disagree or seek to influence the Company’s decisions or conduct with respect to the Proposed Transaction.

Item 2.    Unregistered Sales of Equity Securities and Use of Proceeds

Issuer Purchases of Equity Securities

No repurchases of common stock were made by or on behalf of the Company during the second quarter ended June 30, 2024.

On November 15, 2021, the Parent’s Board of Directors authorized a share repurchase program (the “Program”) pursuant to which the Company may repurchase up to $300 million of the Parent’s outstanding ordinary shares during a period of four years commencing on November 18, 2021. Since inception through June 30, 2024, the Company has repurchased $156 million (6.9 million shares) under the Program. At the Parent’s 2024 annual general meeting, the Parent’s shareholders granted authority to repurchase, subject to a maximum repurchase price, up to 20,048,225 of the Parent’s ordinary shares. This authority remains valid until November 13, 2025, unless previously revoked, varied, or renewed at the Parent’s 2025 annual general meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GAME TECHNOLOGY PLC

/s/ Massimiliano Chiara
Name: Massimiliano Chiara
Title: Chief Financial Officer

Dated: July 30, 2024